

March 3, 2011

Trevor Thomas
Secretary and General Counsel
Continental Minerals Corporation
1020-800 West Pender Street
Vancouver, British Columbia
V6C 2V6

> **Re:** **Continental Minerals Corporation**
> **Schedule 13E-3**
> **Filed on February 11, 2011**
> **File No. 5-37745**

Dear Mr. Thomas:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

Schedule 13E-3

1.   We note generally our conversations with your counsel and counsel for Jichuan concerning the date of the shareholders meeting and the need to provide updated disclosure responsive to staff comments in a timely manner before the date of the rescheduled meeting, in accordance with the requirements of Rule 13e-3(f). In your response letter, tell us when and how you will disseminate revised the disclosure document you amend in response to staff comments.

2.   The information currently provided in Schedules I and II of the Schedule 13E-3 concerning the control persons of Continental and Jinchuan should be included in the revised disclosure document disseminated to shareholders.

3.   Although you may incorporate by reference the financial statements required by Item 1010 of Regulation M-A, the disclosure document disseminated to shareholders must at a minimum contain the summary financial statements required by Item 1010(c).

4.   See our last comment above. The disclosure document disseminated to shareholders must include the financial information required by Item 1010(a)(3) and (4) of Regulation M-A. Please revise to include.

Exhibit (a)(1) – Management Information Circular dated January 17, 2011

Cautionary Statement Regarding Forward-Looking Information

5.   Please include the prominent legend required by Rule 13e-3(e)(1)(iii) on the outside front cover of the disclosure document.

6.   Refer to the disclaimer in the last sentence in this section. Please delete or revise to avoid the implication that you have no obligation to update or revise existing disclosure that has become misleading or superseded by intervening events.

Summary

7.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section in the front of the disclosure document. See Rule 13e-3(e)(1)(ii). Please revise.

Purpose of the Meeting, page 8

8.   Identify the persons holding 23.4% of the common shares and 20.4% of the preferred shares who have agreed in writing to support the transaction.

9.   Identify the "certain Optionholders" who will receive a loan to allow them to exercise their Options and explain why this financial support is being provided in this manner as part of the transaction structure.

Background to the Arrangement, page 22

10.   Jinchuan first made an offer for Continental in April 2009 and it was in connection with that offer that Continental initially engaged BMO. It appears that all of the reports, opinions or appraisals provided by BMO should be filed as exhibits to the Schedule 13E-3 and described in reasonable detail in the Notice and Management Information Circular

("Circular"), including the economic analysis prepared by BMO and referenced at the bottom of page 22 and the list of potential alternative acquirers mentioned on the same page.

11.   All projections and other non-public financial and other material information provided by Continental to BMO must be disclosed in the Circular. Describe the material assumptions and limitations underlying that information in your revised disclosure.

12.   See our last two comments above. As a filer, Jinchuan Group must also disclose all of the information called for by Item 1015 of Regulation M-A concerning its own financial advisor and must also disclose any projections or other non-public forecasts provided to that advisor or any such information received from Continental. Please revise to disclose.

Fairness Opinion, page 27

13.   Disclosure earlier in the Circular indicates that BMO will provide a loan to Continental the proceeds of which will be used to provide financial assistance to certain Optionholders to allow them to fully exercise all of their Options. Discuss its role and the compensation BMO will receive for providing this financing.

Recommendation of the Continental Board, page 28

14.   Continental and each other filing party on the Schedule 13E-3 must address the fairness of the transaction to unaffiliated shareholders of the company. Since the term "Shareholders" is defined to include Optionholders as well as holders of common and preferred shares, you must revise to specifically address fairness to unaffiliated common holders only.

15.   The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Provide this revised disclosure for each filing person on the Schedule 13E-3.

16.   Explain the reasons for undertaking this transaction at this time. See Item 1013(c) of Regulation M-A.

17.   Explain why Continental elected to pursue this acquisition transaction by Jinchuan instead of electing to move forward with the development of the project under its existing arrangement with that entity. See Item 1013(b) of Regulation M-A.

18.   See our last comment above. What other alternatives did Continental consider and why did it elect to pursue this transaction instead of those alternatives? See Item 1013(b).

Jinchuan Group Objectives, page 31

19.   See the comments above addressed to Continental and its fairness discussion regarding the need to revise the disclosure on behalf of Jinchuan and its acquisition vehicle. This section should be significantly expanded to satisfy the disclosure requirements of Item 1013 and 1014 of Regulation M-A with respect to filing persons other than Continental.

20.   In addition, expand the discussion of the reasons for the timing of this transaction. See Item 1013(c) of Regulation M-A.

21.   Explain why Jinchuan is undertaking this acquisition transaction, instead of exercising its rights to participate in the development of the Xietongmen Project pursuant to its Framework arrangement with Continental. See Item 1013(a) and (b) of Regulation M-A.

Interests of Directors and Executive Officers of Continental in the Arrangement, page 39

22.   Detail the financial assistance to be provided to Optionholders by Continental as a means of facilitating the exercise of their options and participation in this transaction.

23.   Will the existing officers and directors of Continental continue in those roles after this transaction? If so, please disclose.

Schedule F

24.   Each "Board Book" or other written materials provided by BDO must be filed as an exhibit. To the extent that any such materials were simply updates of prior versions of the same document, you may describe the material differences between the two in the Circular, while filing both versions as exhibits.

25.   See our last comment above. Provide the same materials with respect to Jinchuan's fairness advisor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3263. In my absence, please contact David Orlic, Special Counsel, at (202) 551-3503.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile 011 86 935 8811612
        Sanlin Zhang
        Jinchuan Group Ltd.

        Via Facsimile (206) 903-8803
        Kimberley R. Anderson, Esq.
        Dorsey & Whitney LLP